UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

05052268

RECD S.E.C.
MAR 3 2005
1086

March 2, 2005

Act	SEA of 1934
Section	Reg M; Reg SHO
Rule	10a-1; 10b-17; Reg M: Rule 101; 102; Reg SHO; 14e-
Public Availability	3/2/2005

Stuart M. Strauss, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019

Re: ***PowerShares WilderHill Clean Energy Portfolio***
File No. TP 05-15

Dear Mr. Strauss:

In your letter dated March 1, 2005[1], as supplemented by conversations with the staff of the Division of Market Regulation ("Staff"), PowerShares Exchange Traded Fund Trust on behalf of itself, the PowerShares WilderHill Clean Energy Portfolio, the AmEx, and any other Market on which the Shares may subsequently trade, and persons or entities engaging in transactions in the Shares, requests exemptive, interpretive, or no-action advice regarding Section 11(d)(1) of the Exchange Act and Rules 10a-1, 10b-10, 10b-17, 11d1-2, 14e-5, 15c1-5 and 15c1-6 thereunder, Rules 101 and 102 of Regulation M, and Rule 200(g) of Regulation SHO under the Exchange Act, in connection with secondary market transactions in the Shares on the AmEx, or any other Market on which the Shares may subsequently trade, and the creation and redemption of Creation Units of the Fund.

The Trust is registered with the Securities and Exchange Commission as an open-end management investment company which was organized as a Massachusetts business trust on June 9, 2000. The Trust currently offers four separate investment series and plans to add additional series. The Fund Shares of the Initial Funds and certain of the New Funds are currently listed and traded on the AmEx. The AmEx is expected to rely on Rule 19b-4(e) under the Exchange Act to list and trade the Shares. The Trust expects that the AmEx will grant approval for the Shares to be listed and traded on the AmEx upon the Trust's issuance of the Shares. The Fund will invest in common stocks consisting of the Component Stocks of the WilderHill Clean Energy Index[2] and will issue and redeem Shares only in aggregations of 100,000 Shares. The Fund utilizes a passive investment approach and seeks to track the performance of the Index by investing in a portfolio of stocks that seeks to replicate the Index through the use of quantitative analytical procedures. The investment objective of the Fund is to provide investment results that, before expenses, correspond generally to the total return of the

---

1 We have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined in your letter, unless we note otherwise.

2 The Clean Energy Index is a trademark of WilderShares LLC.

Index, the value of which will be published by the AmEx.[3]

Response:

Rule 10a-1

Rule 200 of Regulation SHO defines "short sale" and Rule 10a-1 under the Exchange Act governs short sales generally. Paragraph (a) of Rule 10a-1 covers transactions in any security registered on a national securities exchange, if trades in such security are reported in the consolidated transaction reporting system, and prohibits short sales with respect to these securities unless such sales occur on a "plus tick," (that is, a price above the price at which the immediately preceding sale was effected), or "zero-plus tick," (that is, at the last sale price if it was higher than the last different price). Rule 10a-1 is designed to prevent the market price of a stock or other "reported security," as defined in Rule 11Aa3-1(a)(4) under the Exchange Act, from being manipulated downward by unrestricted short selling.

On the basis of your representations and the facts presented, in particular the composite and derivative nature of the Shares, it would not appear that trading in the Shares would be susceptible to the practices that Rule 10a-1 is designed to prevent. In particular, the Trust anticipates that the market value of the Shares will rise or fall based on changes in the net asset value of the Component Stocks of the Index and supply and demand. Moreover, the short sale rule does not apply to analogous derivative products such as index options and index futures contracts. Accordingly, the Commission hereby grants an exemption from Rule 10a-1 to permit sales of the Shares without regard to the "tick" requirements of Rule 10a-1.

We note that the exemption from Rule 10a-1 would not apply to secondary market portfolio sales of Component Stocks made in connection with the redemption of the Shares. In addition, this exemption is contingent upon the Funds maintaining at least 20 Component Stocks.

Rule 200(g) of Regulation SHO

Rule 200(g) of Regulation SHO provides that a broker-dealer must mark all sell orders of any equity security as "long," "short," or "short exempt." Rule 200(g)(2) requires that a short sale order must be marked "short exempt" if the seller is relying on an exception from the tick test of Rule 10a-1 of the Exchange Act or any short sale price test of any exchange or national securities association.

Accordingly, in conjunction with the exemption granted above to permit sales of Shares without regard to the "tick" requirements of Rule 10a-1, on the basis of your representations and the facts presented, and without necessarily concurring in your analysis, the Staff will not recommend to the Commission enforcement action under Rule 200(g) of Regulation SHO if a

---

3 The value of the Shares will also be published by the AmEx on an ongoing basis.

broker-dealer marks "short," rather than "short exempt," a short sale that is effected in the Shares, subject to the following conditions:

i. For each exempt short sale, the various market centers that execute such sales have instituted procedures to "mask" the short sale character of the transaction so that they are executed as short exempt;
ii. Such market centers monitor on a regular basis to confirm that any such product or transaction continues to meet the conditions for the exemptive relief and re-institute the price test for any product or transaction that fails to satisfy such conditions;
iii. A broker-dealer executing exempt short sales will mark such sales as "short," and in no event will such sales be marked "long;" and
iv. The market centers will maintain an audit trail of all such trade executions, which is capable of being produced and subject to review upon request by the Commission and other appropriate regulatory authorities.

Regulation M

Redeemable securities issued by an open-end management investment company are excepted from the provisions of Rule 101 and 102 of Regulation M. The Commission granted the Trust and its co-applicants exemptions from certain provisions of the Investment Company Act of 1940 with respect to the Initial Funds in order to permit the Trust to maintain its registration as an open-end investment company and to issue shares that are redeemable only in Creation Unit size aggregations of Shares.

Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exemptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of a distribution until after the applicable restricted period except as specifically permitted in the Regulation.[4] The provisions of Rule 101 of Regulation M apply to underwriters, prospective underwriters, brokers, dealers, or other persons who have agreed to participate or are participating in a distribution of securities.

On the basis of your representations and the facts presented, particularly that the Trust is a registered open-end management investment company that will continuously redeem at net asset value Creation Unit size aggregations of the Shares; and the secondary market price of the Shares should not vary substantially from the net asset value of such Shares, which is based on the value of the Component Stocks in the underlying Index and will be computed on a daily basis, the Staff hereby confirms that the Trust is excepted under paragraph (c)(4) of Rule 101 of

---

4 17 CFR 242.101.

Regulation M, thus permitting persons who may be deemed to be participating in a distribution of the Shares to bid for or purchase the Shares during their participation in such distribution.[5]

The Staff also confirms the interpretation of Rule 101 of Regulation M that a redemption of Creation Unit size aggregations of the Shares and the receipt of Component Stocks in exchange therefor by a participant in a distribution of the Shares would not constitute an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" within the meaning of Regulation M, and therefore would not violate Regulation M.

Rule 102 of Regulation M

Rule 102 of Regulation M prohibits issuers, selling security holders, or any affiliated purchaser of such person from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the applicable restricted period in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder. Rule 100 of Regulation M defines "distribution" to mean any offering of securities that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

On the basis of your representations and the facts presented, particularly that the Trust is a registered open-end management investment company that will redeem at net asset value Creation Units of the Shares, the Staff hereby confirms that the Trust is excepted under paragraph (d)(4) of Rule 102 of Regulation M, thus permitting the Fund to redeem the Shares during the continuous offering of the Shares.

Rule 14e-5

Rule 14e-5 under the Exchange Act, among other things, prohibits a person making a tender offer or exchange offer for any equity security from directly or indirectly, purchasing or arranging to purchase any subject or related securities except as part of the offer, from the time the offer is publicly announced until its expiration.

Rule 14e-5 explicitly includes dealer-managers within the rule's definition of "covered person." Accordingly, while acting as dealer-manager of a tender offer for a Component Stock,

[5] We note that Regulation M does not prohibit a distribution participant and its affiliated purchasers from bidding for and purchasing Component Stocks in accordance with the exceptions contained in paragraphs (b)(6) and (c)(1) of Rule 101. Rule 101(b)(6)(i) excepts basket transactions in which bids or purchases are made in the ordinary course of business in connection with a basket of 20 or more securities in which a covered security does not comprise more that 5% of the value of the basket purchased. Rule 101(b)(6)(ii) excepts adjustments to such a basket made in the ordinary course of business as a result of a change in the composition of a standardized index. Also, Rule 101 (c)(1) excepts transactions in actively-traded securities, that is, securities that have an average daily trading volume value of at least $ 1 million and are issued by an issuer whose common equity securities have a public float value of at least $150 million; provided however, that such securities are not issued by the distribution participant or an affiliate of the distribution participant.

a dealer-manager is prohibited from purchasing or arranging to purchase that Component Stock until the expiration of the offer.

On the basis of your representations and the facts presented, particularly that purchases or redemptions of the Shares would not appear to result in the abuses at which Rule 14e-5 is directed, and that any bids or purchases by dealer-managers would not be effected for the purpose of facilitating a tender offer, the Commission hereby grants an exemption from Rule 14e-5 to permit any person acting as dealer-manager of a tender offer for a Component Stock to: (1) redeem the Shares in Creation Unit size aggregations to the Trust for Component Stocks that may include a security subject to the tender offer; and (2) purchase the Shares during such offer.[6]

Rule 10b-17

Rule 10b-17, with certain exceptions, requires an issuer of a class of publicly traded securities to give notice of certain specified actions (for example, a dividend distribution, stock split, or rights offering) relating to such class of securities in accordance with Rule 10b-17(b).

On the basis of your representations and the facts presented, particularly that the Commission has determined to grant an exemption from the Investment Company Act of 1940 to register the Trust as an open-end management investment company notwithstanding the fact that it issues Shares with limited redeemability, the Commission hereby grants an exemption from the requirements of Rule 10b-17 to the Trust with respect to transactions in the Shares.[7]

Rule 10b-10

Rule 10b-10 under the Exchange Act requires a broker-dealer that effects a securities transaction with or for the account of a customer to provide, at or before the completion of the transaction, a written confirmation statement to the customer disclosing the information specified in paragraph (a) of Rule 10b-10. The required information includes the identity, price, and number of shares or units (or principal amount) of the security purchased or sold by the customer.

On the basis of your representations and the facts presented, and particularly the expected institutional nature of the market for Shares in Creation Unit size aggregations and the public availability of information regarding the composition of the Component Stocks to be

---

6 The Staff also confirms its no-action position under Rule 14e-5 when a broker-dealer (including a member or member organization of the AmEx or other national securities exchange), acting as a dealer-manager of a tender offer for a Component Stock, purchases such Component Stock in the secondary market for the purpose of tendering them to purchase a Creation Unit size aggregation of Shares, if such transactions are effected as adjustments to such a basket in the ordinary course of business as a result of a change in the composition of the relevant index.

7 We also note that compliance with Rule 10b-17 would be impractical in light of the nature of the Funds. This is because it is not possible for the Trust to accurately project ten days in advance what dividend, if any, would be paid on a particular record date.

tendered or received by customers in the Fund's creation and redemption transactions, the Commission hereby grants an exemption from Rule 10b-10 under the Exchange Act in order to permit broker-dealers that create or redeem Shares on behalf of their customers to confirm such creation or redemption transactions without providing a statement of the identity, price, or number of shares of each individual Component Stocks tendered to or delivered by the Trust pursuant to the creation or redemption transaction. This exemption does not apply to purchases and sales of Shares in the secondary market. This exemption is subject to the following conditions:

1. Confirmation statements of creation and redemption transactions in Shares will contain all of the information specified in paragraph (a) of Rule 10b-10 other than identity, price, and number of shares of each Component Stock of the Deposit Securities or Fund Securities tendered or received by the customer in the transaction.

2. Any confirmation statement of a creation or redemption transaction in Shares that omits the identity, price, or number of shares of Component Stocks will contain a statement that such omitted information will be provided to the customer upon request; and

3. All such requests will be fulfilled in a timely manner in accordance with paragraph (c) of Rule 10b-10.

<u>Section 11(d)(1); Rule 11d1-2</u>

On the basis of your representations and the facts presented, the Staff will not recommend enforcement action to the Commission under Section 11(d)(1) of the Exchange Act if broker-dealers treat Shares, for the purposes of Rule 11d1-2 under the Exchange Act, as "securities issued by a registered ... open-end investment company as defined in the Investment Company Act of 1940" and thereby extend or maintain or arrange for the extension or maintenance of credit on Shares that have been owned by the persons to whom credit is provided for more than 30 days, in reliance on the exemption contained in the rule. The exemption provided in Rule 11d1-2 will not be available, however, with respect to any Shares owned for 30 days or less by the person to whom credit is provided.

In addition, on the basis of your representations and the facts presented, the Staff will not recommend enforcement action to the Commission under Section 11(d)(1) of the Exchange Act if broker-dealers that do not create Shares, but engage in customer transactions in Shares exclusively in the secondary market, extend or maintain or arrange for the extension or maintenance of credit on Shares, in connection with such secondary market transactions.[8]

Rule 15c1-5 and 15c1-6

Rule 15c1-5 under the Exchange Act requires a broker-dealer controlled by, controlling, or under common control with the issuer of any security, before entering into any contract with or for a customer for the purchase or sale of such security, to disclose that relationship and to provide written disclosure to the customer of such control relationship at or before the completion of the transaction.

Rule 15c1-6 under the Exchange Act generally requires a broker-dealer that effects a transaction with a customer in any security in a primary or secondary distribution in which the broker-dealer is participating or is otherwise financially interested to provide written notification to the customer of the existence of such participation or interest at or before the completion of each transaction.

In light of the composite nature of the Shares and the relatively small proportionate share of any Component Stock, transactions in Shares do not appear to result in any of the harms that Rules 15c1-5 and 15c1-6 are designed to prevent. Therefore, on the basis of your representations and the facts presented, the Staff will not recommend that the Commission take enforcement action under Rule 15c1-5 if a broker-dealer executes transactions in Shares without disclosing any control relationship with an issuer of a Component Stock. Moreover, on the basis of your representations and the facts presented, the Staff will not recommend that the Commission take enforcement action under Rule 15c1-6 if a broker-dealer executes transactions in Shares without disclosing its participation or interest in a primary or secondary distribution of a Component Stock.

The foregoing exemptions from Rules 10a-1, 10b-10, 10b-17, 14e-5, interpretations of Rules 101 and 102 of Regulation M, and no-action positions taken under Section 11(d)(1) and Rules 11d1-2, 15c1-5, and 15c1-6 and Regulation SHO under the Exchange Act are based solely on your representations and the facts presented to Staff, and are strictly limited to the application of those rules to transactions involving the Shares under the circumstances described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing exemptions from Rules 10a-1, 10b-10, 10b-17, and 14e-5, interpretations Rules 101 and 102 of Regulation M and no-action positions taken under Section 11(d)(1) and Rules 11d1-2, 15c1-5, and 15c1-6 and Regulation SHO under the Exchange Act are subject to the condition that such transactions in Shares, any Component Stock, or any

---

8 In your letter, you represent that the Board of Trustees of the Trust has adopted a services and distribution plan for the Fund pursuant to Rule 12b-1 under the 1940 Act, and that in accordance with this plan, the Fund is authorized to pay up to 0.25% of its average daily net assets each year for certain distribution-related activities. We note in this regard that any broker-dealer (including any natural person associated with such broker-dealer) that receives 12b-1 fees from the Fund would not be able to rely on this no-action position.

related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

These exemptions, interpretations, and no-action positions are subject to modification or revocation if at any time the Commission or Staff determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these exemptions, interpretations, and no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these exemptions, interpretations, and no-action positions. The Staff expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

James A. Brigagliano
Assistant Director

CLIFFORD
CHANCE

CLIFFORD CHANCE US LLP
31 WEST 52ND STREET
NEW YORK NY 10019 6131
TEL +1 212 878 8000
FAX +1 212 878 8375
www.cliffordchance.com

Stuart M. Strauss
Lateral Partner
DIRECT TEL +1 212 878 4931
DIRECT FAX
Stuart.Strauss@CliffordChance.com

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2005
DIVISION OF MARKET REGULATION

March 1, 2005

Mr. James A. Brigagliano
Ms. Catherine McGuire
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 10-1
Washington, DC 20549

Re: Amended and Restated Request for Exemptive, Interpretive or No-Action Relief from Section 11(d)(1) of the Securities Exchange Act of 1934 and Rules 10a-1; 10b-10; 10b-17; 11d1-2; 14e-5; 15c1-5; and 15c1-6; Rules 101 and 102 of Regulation M and Rule 200(g) of Regulation SHO promulgated under the Securities Exchange Act of 1934.

Dear Mr. Brigagliano and Ms. McGuire:

PowerShares Exchange-Traded Fund Trust (the "Trust") is an open-end management investment company which was organized on June 9, 2000 as a Massachusetts business trust. The Trust currently offers four separate investment series, the PowerShares Dynamic Market Portfolio and the PowerShares Dynamic OTC Portfolio (the "Initial Funds") and the PowerShares Golden Dragon Halter USX China Portfolio and the PowerShares High Yield Equity Dividend Achievers™ Portfolio. The Trust also plans to add additional series and, together with the PowerShares Golden Dragon Halter USX China Portfolio and the PowerShares High Yield Equity Dividend Achievers™ Portfolio, are referred to herein as the "New Funds". The shares issued by each Fund are referred to herein as the "Fund Shares". The Trust's registration statements on Form N-1A were declared effective by the Securities and Exchange Commission on April 17, 2003 (with respect to the Initial Funds) and on December 9, 2004 (with respect to the PowerShares Golden Dragon Halter USX China Portfolio and the PowerShares High Yield Equity Dividend Achievers™ Portfolio) (Securities Act File No. 333-100228, Investment Company Act File No. 811-21265). The Trust filed a registration statement with respect to the New Funds on July 19, 2004, but such registration statement has not yet become effective with respect to all New Funds except for the PowerShares Golden Dragon Halter USX China Portfolio and the PowerShares High Yield Equity Dividend Achievers™ Portfolio. The Fund Shares of the Initial Funds, the PowerShares Golden Dragon Halter USX China Portfolio and the PowerShares High Yield Equity Dividend Achievers™ Portfolio are currently listed and traded on the American Stock Exchange, LLC ("AmEx"). The AmEx is expected to rely on Rule 19b-4(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to list and trade Fund Shares of the New Funds that are not currently effective. The Trust expects that the AmEx will grant approval for the Fund Shares of the New Funds that are not currently effective to be listed and traded on the AmEx upon the Trust's issuance of such Fund Shares. This letter relates to the Fund Shares of the PowerShares WilderHill Clean Energy Portfolio (the "Clean Energy Fund"), one of the New Funds, and amends and restates the Trust's prior request for relief with respect to the Clean Energy Fund dated November 12, 2004. The Clean Energy Fund is also referred to individually as the "Fund". The Fund Shares of the Clean Energy Fund are also referred to as "Shares".

The Fund will invest in common stocks specifically consisting of the component securities of the WilderHill Clean Energy Index (the "Clean Energy Index")[1] (hereinafter also referred to as the "Index"). The Trust will issue and redeem Shares only in aggregations of 100,000 Shares (referred to as "Creation Units").[2]

The Trust on behalf of itself, the Fund, the AmEx and any other national securities exchange or national securities association on or through which the Shares may subsequently trade (with each such market being a "Market"), and persons or entities engaging in transactions in Shares, as the case may be, requests that the Securities and Exchange Commission (the "Commission") grant exemptive, interpretive or no-action relief from Section 11(d)(1) of the Exchange Act, Rules 10a-1, 10b-10, 10b-17, 11d1-2, 14e-5, 15c1-5 and 15c1-6 under the Exchange Act, Rules 101 and 102 of Regulation M and Rule 200(g) of Regulation SHO under the Exchange Act ("Regulation SHO"), in connection with secondary market transactions in Shares and the creation or redemption of Creation Units of Shares, as discussed below. The AmEx has previously received relief[3] (the "AmEx Letter") with respect to those Exchange Act provisions and rules thereunder. Exchange-traded funds ("ETFs") listed and traded on the AmEx may rely upon the relief granted in the AmEx Letter if such ETFs meet certain conditions, including the following: At least 85% of the ETF must be comprised of component stocks that have a minimum public float value of at least $150 million and a minimum average daily trading volume (ADTV) of at least $1 million during each of the previous two (2) months of trading prior to formation of the relevant ETF; provided, however, if the ETF has 200 or more component stocks, then 75% of the Component Stocks (as defined below) must meet the $150 million public float and the $1 million ADTV thresholds. The Initial Funds and the New Funds other than the Fund meet all relevant conditions of the AmEx Letter, and they accordingly are relying on the AmEx Letter with respect to the aforementioned Exchange Act provisions and rules. However, the Clean Energy Index currently does not meet the two criteria of the AmEx Letter set forth above, and therefore the Trust requests relief with respect to the Fund from the aforementioned Exchange Act provisions and rules.

---

1 The Clean Energy Index is a trademark of WilderShares LLC.

2 On March 28, 2003, the Commission granted the Trust and its co-applicants exemptions from the provisions of sections 2(a)(32) and 5(a)(1) of the 1940 Act in order to permit the Trust to maintain its registration as an open-end investment company and to issue shares that are redeemable only in Creation Unit size aggregations of Shares with respect to the Initial Funds.

3 Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Claire P. McGrath, Vice President and Special Counsel, AmEx, dated August 17, 2001.

The Trust notes that its proposal—the creation and issuance by an investment company of shares that individually trade on the AmEx or another Market, but that in large aggregations can be purchased from and redeemed with the issuing investment company—is no longer novel. The Commission has in the past thirteen years considered and approved many proposals similar to this proposal. Some of these products have been trading publicly for years, and the Trust is not aware of any abuses associated with them. Indeed, several of the products have been so embraced by investors that they routinely are among the highest volume securities on the exchanges on which they trade.[4]

The Fund. The Fund is a separate investment portfolio of the Trust. The investment objective of the Fund is to provide investment results that, before expenses, correspond generally to the total return of the Clean Energy Index, the value of which will be published by the AmEx.[5] The

---

4 The SEC has previously granted exemptive or no-action relief under Rules 10a-1; 10b-6; 10b-7; 10b-10; 10b-13; 10b-17; 11d1-2; 15c1-5; 15c1-6 and Regulation M under the Exchange Act similar to that requested here. See *e.g.*, Letter from Nancy Sanow, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated January 22, 1993 with respect to trading of SPDR Trust, Series 1; Letter from Nancy Sanow, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated April 21, 1995 with respect to trading of MidCap SPDR Trust; Letters from Larry E. Bergman, Senior Associate Director, Division of Market Regulation to Stuart M. Strauss, Gordon Altman Butowsky, dated December 14, 1998 and December 22, 1998, respecting the trading of the Select Sector SPDR Trust; Letter from James Brigagliano, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated March 3, 1999 with respect to the trading of the Nasdaq 100 Trust Letter from James Brigagliano, Assistant Director, Division of Market Regulation to Kathleen Moriarty, Carter, Ledyard & Milburn dated May 16, 2000 with respect to the trading of the iShares Trust; Letter from James Brigagliano, Assistant Director, Division of Market Regulation, to Stuart Strauss, Mayer, Brown & Platt dated September 26, 2000 with respect to the trading of the streetTRACKS® Series Trust; Letter from James Brigagliano, Assistant Director, Division of Market Regulation to W. John McGuire, Morgan, Lewis & Bockius LLP dated July 25, 2002 with respect to the trading of various series funds of the iShares Trust; Letter from James Brigagliano, Assistant Director, Division of Market Regulation, to Stuart Strauss, Mayer, Brown Rowe & Maw dated October 21, 2002 with respect to the trading of the Fresco[SM] Index Shares Fund; Letter from James Brigagliano, Assistant Director, Division of Market Regulation to Jack P. Drogin, Morgan, Lewis & Bockius LLP dated September 25, 2003 with respect to the trading of the iShares Lehman U.S. Treasury Inflation Protected Securities Fund and the iShares Lehman U.S. Aggregate Bond Fund (each a series of the iShares Trust).

5 The value of the Shares will also be published by the AmEx on an ongoing basis like other publicly traded shares. For additional information, see Application Orders (No. 812-12911) pursuant to Section 6(c) of the 1940 Act as granted on March 28, 2003 (the "Application"). In addition, see the registration statement for the Trust, File No. 811-21265 (the "Registration Statement"). All statements contained herein relating to the Trust are qualified in their entirety by the Application and the Registration Statement. The Trust has also sought exemptive relief to permit certain New Funds other than the Fund to offer their shares in a subscription offering with an initial sales charge.

Fund's investment objective is a fundamental policy and cannot be changed unless a majority of shareholders approve the change.

The Fund intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a "regulated investment company" for purposes of the Internal Revenue Code.

The Index.

Clean Energy Index. The Clean Energy Index is comprised of companies which are publicly traded in the United States and engaged in a business or businesses which the Clean Energy Index Selection Committee believes stands to benefit substantially from a societal transition toward use of cleaner energy and conservation. Stocks are selected based on expert evaluation by the Clean Energy Index Selection Committee. The list of component stocks is reviewed quarterly, or more often, at the discretion of the Selection Committee. The Clean Energy Index currently consists of 37 component stocks ("Component Stocks").

Companies selected for the Clean Energy Index include those that focus on technologies for utilization of greener more-renewable sources of energy. These technologies include those for renewable energy harvesting or production, energy conversion, energy storage, pollution prevention, and improvements in energy efficiency, power delivery, energy conservation and monitoring of energy information.

The Clean Energy Index uses modified equal dollar weighting. No single stock may exceed 3% of the total Clean Energy Index weight at the quarterly rebalancing.

For a stock to be included in the selection universe, a company must be identified as one which has a significant exposure to clean energy, or contribute to the advancement of clean energy or is important to the development of clean energy.

- Companies in the Clean Energy Index generally (i) help prevent pollutants such as carbon dioxide, nitrous oxide, sulfur oxide or particulates—and avoid carbon or contaminants that harm oceans, land, air, or ecosystems structure, (ii) work to further renewable energy efforts and do so in ecologically and economically sensible ways and (iii) incorporate the precautionary principles into their pollution prevention and clean energy efforts.

- Companies under the Clean Energy Index stocks generally will not have their majority interests in the highest-carbon fuels: oil or coal.

- Large companies with interests outside clean energy may be included if they are significant to this sector.

Market capitalization for the majority of Clean Energy Index stocks is $200 million and above. To account for notable but smaller companies sometimes significant to the clean energy field, a minority of Clean Energy Index stocks may have market capitalizations between $50 million and $200 million.

To be eligible for the Clean Energy Index, a stock must have:

i. three-month average market capitalization of at least $50 million; and

ii. three-month average closing price above $1.00 if not currently in Index.

The Clean Energy Index does not have a minimum ADTV requirement.

Method of Purchase. ALPS Distributors, Inc. (the "Distributor") acts on an agency basis and is the Fund's "principal underwriter" as defined in Section 2(a)(29) of the Investment Company Act of 1940, as amended ("1940 Act"). Shares are issued and sold by the Fund only in Creation Units on a continuous basis through the Distributor at their net asset value next determined after receipt of an order in proper form. The Creation Unit of the Fund consists of 100,000 Shares. Creation Units of Shares may be purchased only by or through a DTC Participant that has entered into an agreement with the Trust, the Distributor and the transfer agent, with respect to creations and redemptions of Creation Units ("Authorized Participant"). The Distributor will deliver the Trust's Prospectus (and, upon request, the Fund's Statement of Additional Information) to each person purchasing Creation Units.

The consideration for purchase of a Creation Unit generally consists of the deposit of a designated portfolio of equity securities constituting a substantial replication, or representation, of the Fund's benchmark Index (the "Deposit Securities") and an amount of cash computed as described below (the "Balancing Amount"). Together, the Deposit Securities and the Balancing Amount constitute the "Portfolio Deposit," which represents the minimum investment amount for the purchase of Shares from the Trust. The Balancing Amount represents the difference between the net asset value of a Creation Unit and the market value of the Deposit Securities.

Creation Units of the Fund may be created in advance of receipt by the Trust of all or a portion of the applicable Deposit Securities as described below. In these circumstances, the initial deposit will have a value greater than the net asset value of the Shares on the date the order is placed in proper form since in addition to available Deposit Securities, cash must be deposited in an amount equal to the sum of (i) the Cash Component, plus (ii) 115% of the market value of the undelivered Deposit Securities (the "Additional Cash Deposit"). An additional amount of cash shall be required to be deposited with the Trust, pending delivery of the missing Deposit Securities to the extent necessary to maintain the Additional Cash Deposit with the Trust in an amount at least equal to 115% of the daily marked to market value of the missing Deposit Securities. The Participant Agreement will permit the Trust to buy the missing Deposit Securities at any time. Authorized Participants will be liable to the Trust for the costs incurred by the Trust in connection with any such purchases. These costs will be deemed to include the amount by which the actual purchase price of the Deposit Securities exceeds the market value of such Deposit Securities on the day the purchase order was deemed received by the Distributor plus the brokerage and related transaction costs associated with such purchases. The Trust will return any unused portion of the Additional Cash Deposit once all of the missing Deposit Securities have been properly received by the custodian or purchased by the Trust and deposited into the Trust. In addition, a transaction fee of $500 will be charged in all cases, plus an additional fee of up to four times the transaction fee may be charged in certain cases as described below. All transaction fees and additional fees will be fully disclosed in the Trust's Prospectus or the Fund's Statement of Additional Information.

All standard orders to purchase Creation Units must be received by the Distributor no later than the closing time of the regular trading session on the AmEx, ordinarily 4:00 p.m., New York time ("Closing Time") on the date such order is placed in order for the purchase of Creation Units to be effected based on the net asset value of Shares as next determined on such date after receipt of the order in proper form. In the case of Custom Orders (as described below), the Distributor must receive the order no later than 3:00 p.m. New York time.

Any order that is not in proper form will be rejected. After the Fund has accepted a purchase order and received delivery of the Deposit Securities and any accompanying cash payment, the Depositary Trust Company will instruct it to initiate "delivery" of the appropriate number of Shares to the book-entry account specified by the Authorized Participant. The delivery of Creation Units of the Fund so created will occur no later than the third Business Day following the day on which the purchase order is deemed received by the Distributor.

The Trust reserves the right to offer a "cash" option for sales and redemptions of Shares (subject to applicable legal requirements), although it has no current intention of doing so. As described above, Shares may be issued in advance of receipt of Deposit Securities subject to various conditions including a requirement to maintain on deposit with the Trust cash at least equal to 115% of the market value of the missing Deposit Securities. The Fund may allow an in-kind purchaser to substitute cash, or the Fund may substitute cash in the case of a redemption, in lieu of such purchaser or redeemer depositing or receiving one or more of the requisite Deposit Securities. In each instance of such cash sales or redemptions, the Trust may impose transaction fees that will be higher than the transaction fees associated with in-kind purchases or redemptions. In all cases, such fees will be limited in accordance with the requirements of the Commission applicable to management investment companies offering redeemable securities, and will be fully disclosed in the Fund's Prospectus or the Trust's Statement of Additional Information.

The Adviser (as defined below) makes available through the National Securities Clearing Corporation ("NSCC") on each Business Day, immediately prior to the opening of business on the AmEx (currently 9:30 a.m., New York time), the list of the names and the required number of such shares of each Deposit Security to be included in the current Portfolio Deposit (based on information at the end of the previous Business Day) for the Fund. Such Portfolio Deposit is applicable, subject to any adjustments as described below, to effect creations of Creation Units of the Fund until such time as the next-announced composition of the Deposit Securities is made available.

The identity and number of shares constituting the Deposit Securities required for a Portfolio Deposit for the Fund changes as rebalancing adjustments and corporate action events are reflected from time to time by PowerShares Capital Management LLC, as the adviser to the Fund (the "Adviser"), with a view to remain consistent with the investment objective of the Fund. The composition of the Deposit Securities may also change in response to adjustments to the weighting or composition of the securities constituting the Index. In addition, the Trust reserves the right to permit or require the substitution of an amount of cash (i.e., a "cash in lieu" amount) to be added to the Balancing Amount to replace any Deposit Securities which may not be available in sufficient quantity for delivery or which may not be eligible for transfer through the DTC or which may not be eligible for trading by an Authorized Participant or the investor for which the Authorized Participant is acting (described in the Statement of Additional Information) ("Custom Order").

The estimated value of a Creation Unit of Shares as of January 1, 2005 was $1.5 million (assuming the inclusion of all stocks in the Index in their exact weighting). Due to the value of a Creation Unit in the Fund, it is expected that, generally, only institutions will purchase Creation Units from the Fund.

Distributor. The Distributor will not distribute Shares in less than Creation Units, and it will not maintain a secondary market in the Shares. The Distributor may enter into selected dealer agreements with other broker-dealers or other qualified financial institutions for the sale of Creation Units of Shares ("Soliciting Dealers"). Such Soliciting Dealers may also be a participant in DTC. The Board of Trustees of the Trust has adopted a services and distribution plan pursuant to Rule 12b-1 under the 1940 Act for the Fund. In accordance with its Rule 12b-1 plan, the Fund is authorized to pay up to 0.25% of its average daily net assets each year for certain distribution-related activities. No 12b-1 fees are currently paid by the Fund and there are no plans to impose these fees.

Redemption of Shares. Creation Units of the Fund are redeemable only in Creation Unit Share aggregations through The Bank of New York, in its capacity as the Fund's transfer agent ("Transfer Agent"). Orders to redeem Creation Units of the Fund may only be effected by or through an Authorized Participant.

Consistent with Section 22(e) of the 1940 Act and Rule 22e-2 thereunder, the right to redeem Shares directly from the Fund will not be suspended, nor payment upon redemption delayed, except (i) for any period during which the NYSE is closed (other than customary weekend and holiday closings); (ii) for any period during which trading on the NYSE is suspended or restricted; (iii) for any period during which an emergency exists as a result of which disposal of the Shares or determination of the Shares' net asset value is not reasonably practicable; or (iv) in such other circumstance as is permitted by the Commission. Subject to the foregoing, Creation Unit size aggregations of Shares are redeemable on any Business Day, principally in exchange for Fund Securities (as described below).

The Custodian, through the NSCC, makes available immediately prior to the opening of business on the AmEx (currently 9:30 a.m., New York time) on each day that the AmEx is open for business the list of names and the number of shares of the Fund's portfolio securities that will be applicable (subject to possible amendment or correction) to redemption requests received in proper form (as defined below) on that day ("Fund Securities"). Unless cash redemptions are available or specified for the Fund, the redemption proceeds for a Creation Unit generally consist of Fund Securities as announced by the Custodian on the Business Day of the request for redemption, plus cash in an amount equal to the difference between the net asset value of the Shares being redeemed, as next determined after a receipt of a request in proper form, and the value of the Fund Securities, less the redemption transaction fee. In the event that the Fund Securities have a value greater than the net asset value of the Shares, a compensating cash payment to the Trust equal to the differential will be required to be arranged for, by or on behalf of the redeeming investor, by the Authorized Participant. An Authorized Participant or an investor for which it is acting subject to a legal restriction with respect to a particular stock included in the Fund Securities applicable to the redemption of a Creation Unit may be paid an equivalent amount of cash.

If redemptions are effected in cash the redemption proceeds will be equal to the net asset value of the Fund's Shares based on the net asset value of the Fund next determined after the redemption request is received in proper form by the Transfer Agent, minus a redemption transaction fee specified for cash redemptions in the Trust's Prospectus (such fee would be equal to the fee for in-kind redemptions plus an additional fee because of the extra costs incurred by the Fund in connection with a cash redemption).

As with purchases, redemptions of Shares will be effected through NSCC and DTC. In addition, settlement will occur no later than the third business day following the day on which a redemption order is deemed received.

Depository Trust Corporation. DTC serves as securities depository for the Shares. (The Shares may be held only in book-entry form; stock certificates will not be issued.) DTC, or its nominee, is the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or its participants (i.e., securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Beneficial owners of Shares are not entitled to have Shares registered in their names, and will not receive or be entitled to receive physical delivery of certificates.

Accordingly, to exercise any rights of a holder of Shares, each beneficial owner must rely on the procedures of (i) DTC; (ii) DTC Participants; and (iii) brokers, dealers, banks and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly, through which such beneficial owner holds its interests.

Management of the Fund. The Trust's Board of Trustees has responsibility for the overall management of the Fund. The Adviser, subject to the supervision of the Board of Trustees of the

Trust, is responsible for the investment management of the Fund. As described in the Fund's Prospectus, the Fund is not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based upon economic, financial and market analysis and investment judgment. Instead, the Fund, utilizing a "passive" or indexing investment approach, attempts to approximate the investment performance of its benchmark Index by investing in a portfolio of stocks that seeks to replicate the Index through the use of quantitative analytical procedures. The Fund, which has the policy to remain as fully invested as practicable in a pool of equity securities, normally invests at least 90% of its total assets in Component Stocks that comprise the Index. The Fund may invest its remaining assets in money market instruments or funds which reinvest exclusively in money market instruments (subject to applicable limitations under the 1940 Act), in repurchase agreements, in stocks that are in the relevant market but not the Index, in convertible securities, structured notes, exchange traded stock index futures, exchange traded options on futures, stock or stock indexes, as well as options on the Shares.

The Adviser anticipates that, generally, the Fund will hold all of the securities which comprise its Index. There may, however, be instances where a stock in the Index is not held or is not held in the same weighting as in the Index. In certain instances, the Adviser may choose to overweight another stock in the Index, purchase securities not included within the Index that the Adviser believes appropriate to substitute for the Index securities or utilize various combinations of other available investment techniques in seeking to track accurately the Index. To the extent that the Fund does not invest in every Component Stock of the Index in the proportions dictated by the Index, it may not track the Index with the same degree of accuracy as a vehicle which does. The Adviser expects that, over time, the "tracking error" of the Fund relative to the performance of the Index (adjusted for the effect of Fund expenses) will be less than 5%.

The Trading Market. The Shares will be listed and traded on the AmEx. Shares will be freely tradeable on the AmEx throughout the trading session. The price of Shares trading on the AmEx will be based on a current bid/offer market. The trading market on the AmEx affords investors the opportunity to assume and liquidate positions in Shares at their discretion, permitting them to take advantage of prices at any time of the trading day. This combination of intra-day liquidity with the Creation Unit purchase and redemption features creates potential arbitrage opportunities that, in turn, should mitigate pricing inefficiencies. This has also been historically the case, the Trust understands, with the Portfolio Depositary Receipts issued by the SPDR Trust, Series 1, the MidCap SPDR Trust, Series I and the DIAMONDS Trust, Series I, Select Sector SPDR Trust, Nasdaq 100 Trust, streetTRACKS® Series Trust, iShares Trust and Fresco℠ Index Shares Fund. The high degree of historical and expected correlation of net asset value and share prices contrasts with the case of shares of closed-end equity funds which, not having the redemption feature, typically trade at a material discount (and occasionally at a premium) to their underlying net asset values. The structural characteristics of the Shares are believed to provide investors with a liquid, price-efficient security that closely tracks the Index.

By offering investors the ability to buy, in effect, a very small amount of a portfolio of equity securities of companies comprising a particular securities index, the Fund allows index-based investing without a major investment of capital or the restrictions of an index-based, non-exchange traded, open-end fund. As noted above, the Shares are designed to provide investors with a highly liquid, price-efficient security that will closely track the underlying Index.

Comparison of the Fund to Other Funds Which Have Sought Similar Commission Action.

As mentioned above (see, *supra*, footnote 3), the Commission has granted relief similar to the relief requested herein, except for the relief requested herein with respect to Rule 200(g) of Regulation SHO, to: (i) iShares Trust, (ii) Select Sector SPDR Trust, (iii) the SPDR Trust, the MIDCAP SPDR Trust and the DIAMONDS Trust (referred to collectively as the "PDR Trusts"), (iv) Nasdaq 100 Trust; (v) streetTRACKS Series® and (vi) Fresco^{SM} Index Shares Fund which is substantially similar to that requested for the Trust.[6]

The Trust, the iShares Trust, Select Sector SPDR Trust, the PDR Trusts, Nasdaq 100 Trust, streetTRACKS® Series Trust and Fresco^{SM} Index Shares Fund share a number of fundamental features. All represent open-end registered investment companies with exchange listed and traded shares. All attempt to track the performance of specified indices which are compiled by experienced index compilers and attempt to remain as fully invested as possible in the securities necessary to correspond to the specified index. All are characterized by issuing shares only in large Creation Unit size aggregations and principally on the basis of a deposit of securities reflecting the composition of the specified index and redeeming shares only in such Creation Unit size aggregations and principally on the basis of a delivery of securities reflecting the composition of the specified index. Although they each have different investment objectives and, as a result, may not necessarily be purchased by the same investors, the products are similarly structured with the view to attracting the same types of investors, viz., large institutions, in respect of the Creation Unit size aggregations of securities purchasable from and redeemable through the investment company, and retail and institutional investors in respect of the exchange-traded individual securities.

The PDR Trusts and the Nasdaq 100 Trust are unit investment trusts which invest in securities in accordance with the terms of their trust instrument. The iShares Trust, Select Sector SPDR Trust, streetTRACKS® Series Trust, Fresco^{SM} Index Shares Fund and the Trust are management investment companies investing in securities based upon the investment decisions of the Adviser made in conformity with such fund's stated investment objective and investment policies.

---

6 Select Sector SPDRs(R), "SPDRs"(R) and "MIDCAP SPDRs"(R), are trademarks of The McGraw-Hill Companies, Inc. DIAMONDS (SM), is a service mark of Dow Jones & Company, Inc. "WEBS" (SM) is a service mark of Morgan Stanley Dean Witter & Co. Fresco^{SM} is a service mark of UBS AG.

The PDR Trusts and the Nasdaq 100 Trust invest on the basis of "full replication" of their respective indices: the SPDR Trust invests in all 500 stocks contained in the S&P 500 index, the MIDCAP SPDR Trust invests in all 400 stocks contained in the S&P MidCap 400 index, the Nasdaq 100 Trust invests in all 100 stocks contained in the Nasdaq 100 index and the DIAMOND Trust invests in all 30 stocks contained in the Dow Jones Industrial Average.

Each Select Sector SPDR, streetTRACKS Series® and the Fresco℠ Index Shares Fund generally invests on the basis of full replication of its respective index. There may, however, be instances in which a component security in the applicable index is not held by such fund or is not held in the same weighting as in the relevant index. In certain instances, the adviser of such fund may choose to overweight another stock in the index, purchase securities not included within the index that the adviser believes are appropriate to substitute for the index securities or utilize various combinations of options, futures and/or structured notes or other investment techniques in seeking to track accurately the benchmark index.

The iShares Trust consists of certain portfolios which invest on the basis of full replication and other portfolios which utilize portfolio sampling techniques.

As noted above, the Fund will, similar to each Select Sector SPDR, streetTRACKS Series® and the Fresco℠ Index Shares Fund, generally invest on the basis of full replication of the Index.

Rule 10a-1

Rule 10a-1(a)(1)(i) provides that a short sale of an exchange traded security may not be effected below the last regular-way sale price, or at such price unless such price is above the next preceding price at which a sale was reported. The Trust believes that relief from the application of Rule 10a-1 to secondary market transactions in Shares is appropriate insofar as Shares are derivative securities based on a stock index. Application of Rule 10a-1 to Share transactions would not further the Rule's purposes, and exempting such transactions from the Rule would not be inconsistent with such Rule.

A primary purpose of Rule 10a-1 is to prevent the market price of a stock from being manipulated downward by unrestricted short selling. The market prices of Shares will fluctuate in accordance with changes in net asset value and supply and demand on the AmEx. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the component securities of the Index trading individually or in the aggregate at any point in time. Any temporary disparities in market value between Shares and the relevant component securities would tend to be corrected immediately by arbitrage activity. Moreover, Shares in Creation Unit aggregations or multiples thereof may be redeemed through the Trust on any Business Day principally for a distribution of shares of Fund Securities. Under these circumstances, it would appear to be economically futile for short sales in Shares to be utilized to depress Share prices. Moreover, it would similarly be economically futile for short sales in Shares to be utilized to depress particular stocks in the Index.

The Index is large enough that it would be economically futile to attempt to use short sales to depress particular index stocks. No single stock may comprise more than 3% of the Clean Energy Index at the quarterly rebalancing. Therefore, a short seller with manipulative intent must spend at least $33 for every $1 of market impact. The economic impracticality of such a strategy is apparent.

The trading market for Shares would be adversely affected if Rule 10a-1 operated to prevent dealers or exchange specialists from making short sales of Shares to satisfy customer demand in the absence of an uptick. Requiring an investor to utilize another means to achieve such investor's investment goals would be detrimental to the market for Shares and contrary to the public interest in liquid, efficient securities markets.

The Trust notes that it is not requesting relief from Rule 10a-1 for secondary market portfolio sales which may be made in connection with redemptions of Shares. The short sale rule will apply (or not apply) to such transactions as to any other portfolio trade.

For the reasons set forth above, the Trust requests that the Commission grant an exemption from Rule 10a-1 to permit sales of the Shares without regard to the "tick" requirements of Rule 10a-1.

Rule 200(g) of Regulation SHO

Rule 200(g) of Regulation SHO provides that a broker-dealer must mark all sell orders of any equity security as "long," "short," or "short exempt." Rule 200(g)(2) requires that a short sale order must be marked "short exempt" if the seller is relying on an exception from the tick test of Rule 10a-1 of the Exchange Act or any short sale price test of any exchange or national securities association. Under Regulation SHO, as of January 3, 2005, broker-dealers ordinarily would be required to mark "short exempt" all short sales effected in any class of products, or during certain specified periods of time, that have been granted an exemption from a price test, such as that requested by the Trust in connection with the Shares. The Securities Industry Association recently received no-action relief[7] in this regard (the letter granting such relief being the "SIA Letter"), allowing broker-dealers to mark such short sales as "short" rather than "short exempt" under certain circumstances. If the Commission grants the requested relief with respect to Rule 10a-1, the Trust hereby requests that the relief granted in the SIA Letter be extended to cover transactions in the Shares. The requested relief is subject to the following conditions:

---

7 Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Ira Hammerman, Senior Vice President and General Counsel, Securities Industry Association, dated January 3, 2005.

i. For each exempt short sale, the various market centers that execute such sales have instituted procedures to "mask" the short sale character of the transaction so that they are executed as short exempt;

ii. Such market centers monitor on a regular basis to confirm that any such product or transaction continues to meet the conditions for the exemptive relief and re-institute the price test for any product or transaction that fails to satisfy such conditions;

iii. A broker-dealer executing exempt short sales will mark such sales as "short," and in no event will such sales be marked "long;" and

iv. The market centers will maintain an audit trail of all such trade executions, which is capable of being produced and subject to review upon request by the Securities and Exchange Commission and other appropriate regulatory authorities.

Rule 101 of Regulation M

Subject to certain enumerated exceptions, Rule 101 of Regulation M prohibits a "distribution participant", in connection with a distribution of securities, from bidding for or purchasing or from attempting to induce any person to bid for or purchase, a "covered security" during the applicable restricted period. "Distribution participant" is defined in Rule 100(b) to include an underwriter or prospective underwriter in a particular distribution of securities, or any broker, dealer or other person who has agreed to participate or is participating in such distribution. We note that Rule 100(b) of Regulation M defines "distribution" for purposes of such Rule as an offering of securities, whether or not subject to registration under the Securities Act of 1933, as amended, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

We understand that while broker-dealers that tender Deposit Securities to the Trust through the Distributor in return for Creation Unit(s) of Shares generally will not be part of a syndicate or selling group, and no broker-dealer will receive fees, commissions or other remuneration from the Trust or the Distributor for the sale of Creation Units, under certain circumstances they could be deemed to be an "underwriter" or "distribution participant" as those terms are defined in Rule 100(b).

The Trust respectfully requests that the Commission or Staff grant exemptive, interpretive or no-action relief from Rule 101, as discussed below, to permit persons participating in a distribution of Shares to bid for or purchase, or engage in other secondary market transactions in, such Shares during their participation in such distribution.

Paragraph (c)(4) of Rule 101 exempts from its application, *inter alia*, redeemable securities issued by an open-end management investment company (as such terms are used in the 1940 Act). The Trust is registered as an open-end management investment company under the 1940 Act. However, the individual Shares are not redeemable except in Creation Unit size aggregations. Due to the redeemability of the Shares in Creation Unit size aggregations, there should be little disparity between the Shares' market price and their net asset value per Share. Accordingly, the rationale for exempting redeemable securities of open-end management investment companies from the application of Rule 101 is equally applicable to the Shares. Although redemption is subject to the minimum condition of tendering 100,000 Shares, the Trust is intended to function like any other open-end fund continuously offering its shares. It is in recognition of the special nature of such offerings that open-end management investment company and unit investment company securities are exempted under paragraph (c)(4). Without such an exemption, they could not operate as intended. In view of the foregoing, the Trust requests that the Staff confirm that as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Shares in Creation Unit Size aggregations, transactions in the Shares would be exempted from Rule 101 on the basis of the exception contained in (c)(4) of such Rule.

The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Creation Unit size aggregations of Shares may be created, and Shares in Creation Unit size aggregations may be redeemed in kind at net asset value, on any Business Day. Holders of Shares also have the benefit of intra-day secondary market liquidity by virtue of the AmEx listing. Thus, the secondary market price of Shares should not vary substantially from the net asset value of Shares of the relevant Fund. Because of the redeemability of Shares in Creation Unit size aggregations, coupled with the open-ended nature of the Fund, any significant disparity between the market price of the Shares and net asset value should be eliminated by arbitrage activity. Because their net asset value is largely determined based on the market value of the portfolio securities, neither the creation nor redemption of Shares, nor purchases or sales of Shares in the secondary market, will impact the net asset value, and such transactions should not have a significant impact on the market value of Shares.

The Trust also respectfully requests relief from the provisions of Rule 101 to the extent necessary to permit persons or entities that may be deemed to be participating in the distribution of the Shares or a portfolio security of the Fund to tender Shares for redemption in Creation Unit size aggregations and to receive as part of redemption proceeds the Fund Securities of the Fund.

The Trust requests, in this regard, that the Staff confirm that the tender of the Shares to the Trust for redemption and the receipt of Fund Securities upon redemption does not constitute a bid for or purchase of any of such securities for the purposes of Rule 101, or alternatively, that the Commission or Staff grant exemptive or no-action relief to the extent necessary to permit redemptions of Shares for Fund Securities as described above. Redemption entails no separate bid for any of the Fund Securities. Absent unusual circumstances, the Trust will not purchase Fund Securities in the secondary market to fulfill a redemption request. Therefore, redemptions of Shares cannot be expected to affect the market price of the Fund Securities. The Trust believes that the purchase of Fund Securities, while engaged in a distribution with respect to such stock, for the purpose of acquiring a Creation Unit Aggregation of Shares should not be exempted from Rule 101. The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Application of Rule 101 in this context would not further the anti-manipulative purposes underlying the Rule.

In view of the lack of any special financial incentive to create Creation Unit Aggregations of the Shares, combined with a predictable lack of any meaningful potential for the issuance and the secondary market trading of the Shares to affect significantly Share pricing, application of Rule 101 to a broker-dealer or other person who may be participating in a distribution or broker-dealers or other persons in their creation and redemption activities, in their day-to-day ordinary business of buying and selling securities and the Shares, may undermine the potential beneficial market effect of Share trading.

Rule 102 of Regulation M

The Trust also requests that the Commission confirm that as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Shares in Creation Unit size aggregations that, for the reasons previously stated under our request with respect to the exemption under Rule 101(c)(4), transactions in the Shares would be exempted from Rule 102 on the basis of the exception contained in (d)(4) of such Rule.

Alternatively, the Trust respectfully requests that the Commission grant an exemption under paragraph (e) of Rule 102 to such effect. Application of Rule 102 in this context would not further the antimanipulative purposes underlying the Rule.

The purpose of Rule 102 is to prevent persons from manipulating the price of a security during a distribution and to protect the integrity of the offering process by prohibiting activities that could artificially influence the market for that particular security. For the reasons described in connection with the requested Rule 101 relief, redemption transactions and secondary market transactions in the Shares are not viable means to manipulate the price of a Component Stock during a distribution of such security. The Trust will redeem the Creation Unit size aggregations of Shares at the net asset value of the Shares. Although the Shares will be traded on the secondary market, the Shares may only be redeemed in Creation Unit size aggregations. Thus, the Trust believes that the redemption by the Trust of the Shares at net asset value in consideration principally for Fund Securities does not involve the abuses that Rule 102 was intended to prevent.

Rule 10b-10

Rule 10b-10 requires a broker or dealer effecting a transaction in a security for a customer to give or send written notification to such customer disclosing the information specified in paragraph (a) of Rule 10b-10, including the identity, price and number of shares or units (or principal amount) of the security purchased or sold. The Trust requests that the Commission provide exemptive relief from application of the Rule, as discussed below, with respect to the creation (i.e. issuance) or redemption of Shares (all of which are in Creation Unit size aggregations). The Trust is not requesting exemptive or interpretive relief from Rule 10b-10 in connection with purchases and sales of Shares in the secondary market.

The Fund proposes that broker-dealers acting for their customers in either depositing Deposit Securities in exchange for Creation Units or redeeming Shares in Creation Unit size aggregations for Fund Securities be permitted to provide such customers with a statement of the number of Creation Units created or redeemed without providing a statement of the identity, number and price of shares of individual Deposit Securities included in the Fund Deposit tendered to the Trust for purposes of creation of Creation Units, or the identity, number and price of shares of Fund Securities to be delivered by the Trust to the redeeming holder. The composition of the Deposit Securities required to be tendered to the Trust through the Custodian for creation purposes and of the Fund Securities to be delivered on redemption will be disseminated by the Custodian on each Business Day and will be applicable to requests for creations or redemption, as the case may be, on that day. This information will be publicly available at the AmEx and will be made available to requesting broker-dealers or other persons through the NSCC. Moreover, institutions and market professionals will be readily able to calculate independently such information based on publicly available information. We anticipate that any institution or broker-dealer engaging in creation or redemption transactions would have done so only with knowledge of the composition of the applicable Deposit Securities or the Fund Securities to be received on redemption, so that specific information on the Deposit Securities or the Fund Securities to be received on redemption in the Rule 10-10 notification would be redundant.

The Trust agrees that any exemptive or interpretive relief under Rule 10b-10 with respect to creations and redemptions be subject to the following conditions:

(1) Confirmation statements of creation and redemption transactions in Shares will contain all of the information specified in paragraph (a) of Rule 10b-10 other than identity, price, and number of shares of each Component Stock of the Deposit Securities or Fund Securities tendered or received by the customer in the transaction;

(2) Any confirmation statement of a creation or redemption transaction in Shares that omits the identity, price, or number of shares of Component Stocks will contain a statement that such omitted information will be provided to the customer upon request; and

(3) All such requests will be fulfilled in a timely manner in accordance with paragraph (c) of Rule 10b-10.

Rule 10b-17

Rule 10b-17 requires an issuer of a class of publicly traded securities to give notice of certain specified actions (e.g., dividends, stock splits, rights offerings) relating to such class of securities in accordance with Rule 10b-17(b). Paragraph (c) of the Rule, however, states that the Rule shall not apply to redeemable securities issued by open-end investment companies and unit investment trusts registered under the 1940 Act.[8] Except for the fact that redemption is subject to the minimum

[8] See *supra* note 5.

condition of tendering 100,000 Shares, the Trust is intended to function like any other open-end fund continuously offering its shares.[9] It is in recognition of the foregoing, that the Division of Investment Management issued an order permitting the Trust to issue shares with limited redeemability while still treating the Trust like any other open-end investment company. Therefore, the exemption under paragraph (c) of Rule 10b-17, which covers open-end investment companies with fully redeemable shares, should be applicable to the Trust.

Section 11(d)(1): Rule 11d1-2

Section 11(d)(1) of the Exchange Act generally prohibits a person who is a broker-dealer from effecting any transaction in which the broker-dealer extends credit to a customer on any security which was part of a new issue in the distribution of which he participated as a member of a selling syndicate or group within thirty days prior to such transaction. Rule 11d1-2 provides an exemption from Section 11(d)(1) for securities issued by a registered open-end investment company or unit investment trust with respect to transactions by a broker-dealer who extends credit on such security, provided the person to whom credit has been extended has owned the security for more than thirty days.

The Trust hereby requests clarification that Section 11(d)(1) does not apply to broker-dealers that engage in transactions in Shares in the secondary market but do not create Creation Unit size aggregations of Shares.[10] The Trust believes that application of the thirty-day restriction in Rule 11d1-2 to broker-dealers engaging exclusively in secondary market transactions in Shares does not further the purposes of Section 11(d)(1) or Rule 11d1-2.[11] The only compensation a broker-dealer (other than a 12b-1 broker-dealer) will receive for representing a customer in purchasing Shares is the commission charged to that customer, which in all likelihood is the same compensation the broker-dealer would receive in connection with any stock purchase by a customer. There is no special financial incentive to a broker-dealer (other than a 12b-1 broker-dealer), except the broker-dealer's regular commission, to engage in secondary market transactions in Shares, whether as principal or agent.

---

9 See *supra* note 2.

10 The request for clarification does not extend to any broker-dealer (including any natural person associated with such broker-dealer) that receives 12b-1 fees from the Fund (each, a "12b-1 broker-dealer").

11 The Trust also requests that the Division of Market Regulation not recommend any enforcement action to the SEC under Section 11(d)(1) of the Exchange Act if broker-dealers treat Shares, for purposes of Rule 11d1-2 under the Exchange Act, as "securities issued by a registered open-end investment company ... as defined in the Investment Company Act" and thereby extend credit or maintain or arrange for the extension or maintenance of credit on Shares that have been owned by the persons to whom credit is provided for more than 30 days, in reliance on the exemption contained in the Rule.

Rule 14e-5

Rule 14e-5 prohibits a person who makes a cash tender offer or exchange offer for any equity security from directly or indirectly purchasing such security (or a security immediately convertible into or exchangeable for such security) otherwise than pursuant to such tender offer or exchange offer. The Rule also applies to the dealer-manager of a tender or exchange offer, its affiliates and to advisers thereto ("Covered Persons").

The Trust respectfully requests that the Commission grant an exemption from Rule 14e-5 to permit any Covered Person (including a member or member organization of the AmEx or other Market), during the existence of such offer, to (1) redeem Shares in Creation Unit size aggregations for the Fund Securities that may include a security subject to the tender or exchange offer; and (2) engage in secondary market transactions in Shares during such offer.

The acquisition of individual Fund Securities by means of redemptions of Shares would be impractical and extremely inefficient in view of the requirement that a minimum of 100,000 Shares be redeemed. In addition, as discussed in the relief requested under Regulation M, application of the Rule's prohibition would impede the valid and useful market and arbitrage activity which would assist secondary market trading and improve Share pricing efficiency. In no case would redemptions of Shares or secondary market transactions by Covered Persons be effected for the purpose of facilitating a tender offer. Accordingly, purchases and redemptions of Shares in the circumstances described would not appear to result in the abuses at which Rule 14e-5 is directed.

In addition, the Trust requests that the Staff take a no-action position under Rule 14e-5 if a broker-dealer (including a member or member organization of the AmEx or other Market) acting as a dealer-manager of a tender offer for a Fund Security purchases such securities in the secondary market for the purpose of tendering such securities to purchase one or more Creation Unit Aggregations of Shares, if made in conformance with the following: (i) such bids or purchases are effected in the ordinary course of business, in connection with a basket of 20 or more securities in which any security that is the subject of a distribution, or any reference security, does not comprise more than 5% of the value of the basket purchased; or (ii) purchases are effected as adjustments to such basket in the ordinary course of business as a result of a change in the composition of the Index; and (iii) such bids or purchases are not effected for the purpose of facilitating such tender offer.

Rules 15c1-5 and 15c1-6

Rule 15c1-5 requires a broker or dealer controlled by, controlling, or under common control with, the issuer of a security who induces the purchase or sale by a customer of a security, to disclose the existence of such control before entering into a contract with or for such customer for the purchase or sale of such security. Rule 15c1-6 requires a broker or dealer to send a customer written notification of its participation in the primary or secondary distribution of any security in which it effects any transaction in or for such customer's account or induces the purchase or sale of such security by such customer.

For the reasons discussed above, the Trust believes that disclosure by a broker-dealer of a control relationship with the issuer of a Component Stock in the Index, or of a participation in the distribution of one of the Component Stocks, would impose an unnecessary and unjustifiable burden on broker-dealers engaging in Share transactions for their customers. There is no realistic potential for manipulating one of the Component Stock's market price by means of transactions in Shares. Such a strategy would be both expensive and inefficient and, moreover, the Fund will not own more than 10% of any one company's voting securities. Application of the Rules could adversely affect the attractiveness of the Shares to broker-dealers and thereby affect market liquidity and the utility of the Shares as a form of basket trading. The Trust, therefore, requests the Staff to grant no-action relief from application of the rules with respect to creations and redemptions of Shares and secondary market transactions therein.

Conclusion

Based on the foregoing, we respectfully request that the Commission and the Staff grant the relief requested herein. The forms of relief requested are similar to those actions that the Commission and the Staff have taken in similar circumstances. If the Commission or the Staff believes that a different format is not appropriate (for example, a no-action position rather than an exemption), we would appreciate the opportunity to revise this request for relief accordingly. Should you have any questions please call me at (212) 878-4931 or Jeremy Senderowicz at (212) 878-3412.

Sincerely,

Stuart M. Strauss

cc: Sean O'Malley
Brian Bussey
Racquel Russell
Dawn Jessen